

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2010

Mr. Michael Levine, Chief Executive Officer
Vital Products, Inc.
245 Drumlin Circle
Concord, Ontario, Canada L4K 3E4

  Re: Vital Products, Inc.
    Form 8-K
    Filed 10/8/2010
    File No. 333-127915

Dear Mr. Levine:

  We have completed our review of your Form 8-K and related filings and have no further comments at this time.

  You may contact me at (202) 551-3732 with any questions.

       Sincerely,

       Mindy Hooker
       Staff Accountant